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                                                                                               EXHIBIT 12
                         INDIANA MICHIGAN POWER COMPANY
         Computation of Consolidated Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
                                                                     Year Ended December 31,
                                                       1998       1999       2000       2001       2002
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 35,910   $ 31,442   $ 24,154   $ 21,647   $ 19,458
  Interest on Other Long-term Debt. . . . . . . .      27,457     38,623     55,977     56,597     71,837
  Interest on Short-term Debt . . . . . . . . . .       4,903      9,207     19,263     13,088        439
  Miscellaneous Interest Charges. . . . . . . . .       3,113      6,754     20,356      3,929      4,961
  Estimated Interest Element in Lease Rentals . .      79,300     73,800     74,100     74,000     72,400
       Total Fixed Charges. . . . . . . . . . . .    $150,683   $159,826   $193,850   $169,261   $169,095

Earnings:
  Net Income (Loss) . . . . . . . . . . . . . . .    $ 96,628   $ 32,776  $(132,032)  $ 75,788   $ 73,992
  Plus Federal Income Taxes . . . . . . . . . . .      47,210     18,866     (4,524)    49,725     44,647
  Plus State Income Taxes . . . . . . . . . . . .       4,938     (7,352)     9,237      9,442        190
  Plus Fixed Charges (as above) . . . . . . . . .     150,683    159,826    193,850    169,261    169,095
       Total Earnings . . . . . . . . . . . . . .    $299,459   $204,116  $  66,531   $304,216   $287,924

Ratio of Earnings to Fixed Charges. . . . . . . .        1.98       1.27       0.34       1.79       1.70
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